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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
________________________________________________________________________________

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ____)
________________________________________________________________________________

                                 LANTRONIX, INC.
                       (Name of Subject Company (issuer))

________________________________________________________________________________

                                     Issuer
     (Names of Filing Persons (identifying status as offeror, issuer or other person))
________________________________________________________________________________

               Options to Purchase Common Stock, Par Value $0.0001
                         (Title of Class of Securities)
________________________________________________________________________________

                                      N/A*
                      (CUSIP Number of Class of Securities)
________________________________________________________________________________

                                  Marc Nussbaum
                         Interim Chief Executive Officer
                                 Lantronix, Inc.
                             15353 Barranca Parkway
                            Irvine, California  92618
                                 (949) 453-3990
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
________________________________________________________________________________

                                   Copies to:
        John Turner, Esq.                          Vincent J. Roth, Esq.
Wilson, Sonsini, Goodrich & Rosati                    Lantronix, Inc.
       650 Page Mill Road                         15353 Barranca Parkway
Palo Alto, California  94304-1050                Irvine, California  92618
           (650) 493-9300                             (949) 453-3990

                            Calculation of Filing Fee

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     Transaction valuation**                         Amount of filing fee
     $1,318,857                                          $121.35

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   **Set forth the amount on which the filing fee is calculated and state how it was determined.

Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,964,053 shares of common stock of Lantronix, Inc. having an aggregate value of $1,318,857.00 as of December 19, 2002 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $92 for each $1,000,000 of the value of the transaction.


[_]  Check  the  box  if  any  part  of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                     Amount Previously Paid: Not applicable
                    Form or Registration No.:  Not Applicable
                          Filing Party:  Not applicable
                           Date Filed:  Not applicable

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  third-party  tender  offer  subject  to  Rule  14d-1.
[X]  issuer  tender  offer  subject  to  Rule  13e-4.
[_]  going-private  transaction  subject  to  Rule  13e-3.
[_]  amendment  to  Schedule  13D  under  Rule  13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

**    There  is  no  trading  market or CUSIP number for the options.  The CUSIP number  for  the  underlying  common  stock  is  516548-10-4.

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     This  Tender  Offer  Statement  on  Schedule  TO  relates  to  an  offer by
Lantronix, Inc., a Delaware corporation ("Lantronix" or the "Company"), to exchange (the "Exchange Offer") options to purchase an aggregate of 2,964,053 shares of the Company's common stock, whether vested or unvested, that have been granted under its 2000 Stock Option Plan (the "2000 Plan"), 1994 Non Statutory Option Plan (the "1994 Plan"), and 1993 Incentive Stock Option Plan (the "1993 Plan"), as well as those granted under the Lightwave Communications, Inc. 2001 Stock Plan (the "Lightwave Plan") and assumed by Lantronix in its acquisition of Lightwave Communications, Inc., and those granted under the Premise Systems, Inc. 2001 Stock Plan (the "Premise Plan") and assumed by Lantronix in its acquisition of Premise Systems, Inc. with exercise prices greater than $3.01 per share (the "Eligible Options") and that are held by eligible employees. These Eligible Options may be exchanged for new options that will be granted under the Company's 2000 Plan (the "New Options"), upon the terms and subject to the conditions set forth in (i) the Offer to Exchange, dated December 19, 2002 (the "Offer to Exchange"), (ii) the related letter from Marc Nussbaum dated December 19, 2002, the Election Form, (iii) the Withdrawal Form, (iv) the Election Confirmation Form, and (v) the Withdrawal Confirmation Form. These documents, as they may be amended or supplemented from time to time, together constitute the "Disclosure Documents" and are attached to this Schedule TO as Exhibits (a)(1)(a) through (a)(1)(e), respectively. An "eligible employee" refers to all persons who are employees hired on or before December 19, 2002, and who receive pay as regular employees of Lantronix or one of its subsidiaries in the United States, and remain employees through the date on which the New Options are granted, except executive officers and non-employee members of the Company's Board of Directors.


The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated by reference in answer to the items required in this Schedule TO.

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ITEM  1.     SUMMARY  TERM  SHEET.

The information set forth under "Summary Term Sheet" in the Offer to Exchange Outstanding Options, dated December 19, 2002 (the "Offer to Exchange"), attached hereto as Exhibit (a)(2), is incorporated herein by this reference.

ITEM  2.     SUBJECT  COMPANY  INFORMATION.

(a) The name of the issuer is Lantronix, Inc., a Delaware corporation, and the address of its principal executive office is 15353 Barranca Parkway, Irvine, California 92618. The Company's telephone number is (949) 453-3990. The information set forth in the Offer to Exchange under Section 10 ("Information Concerning Lantronix") is incorporated herein by this reference.

     (b) The subject class of securities consists of the Eligible Options. The actual number of shares of common stock subject to the New Options to be issued in the Exchange Offer will depend on the number of shares of common stock subject to the unexercised options tendered by eligible employees and accepted for exchange and cancelled. The information set forth in the Offer to Exchange under the captions "Summary Term Sheet," "Risks of Participating in the Offer," and the sections under the caption "The Offer" entitled "Number of options; expiration date," "Acceptance of options for exchange and issuance of new options," "Source and amount of consideration; terms of new options" is incorporated herein by reference.

     (c) The information set forth in the Offer to Exchange under Section 8 ("Price Range of Shares Underlying the Options") is incorporated herein by this reference.

ITEM  3.     IDENTITY  AND  BACKGROUND  OF  FILING  PERSON.

     (a) The filing person is the issuer. The information set forth under Item 2(a) above is incorporated herein by this reference.

ITEM  4.     TERMS  OF  THE  TRANSACTION.

     (a) The information set forth in the Offer to Exchange under the "Summary Term Sheet," and the sections under the caption "The Offer" entitled "Eligibility," "Number of Options; Expiration Date," "Procedures for Electing to Exchange Options," "Withdrawal Rights and Change of Election," "Acceptance of

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Options  for  Exchange  and Issuance of New Options", "Conditions of the Offer,"
"Source and Amount of Consideration; Terms of New Options," "Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer," "Legal Matters; Regulatory Approvals," "Material U.S. Federal Income Tax Consequences," and "Extension of Offer; Termination; Amendment" is incorporated herein by this reference.

     (b) The information set forth in the Offer to Exchange under "The Offer -- Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" is incorporated herein by this reference.

ITEM  5.     PAST  CONTACTS,  TRANSACTIONS,  NEGOTIATIONS  AND  AGREEMENTS.

     (e) The information set forth in the Offer to Exchange under the caption "The Offer-Interests of directors and officers; transactions and arrangements concerning the options" is incorporated by reference. The eligible option plans and related option agreements attached hereto as Exhibits (d)(1), (d)(2),
(d)(3),  (d)(4) and (d)(5) contain information regarding the subject securities.

ITEM  6.     PURPOSES  OF  THE  TRANSACTION  AND  PLANS  OR  PROPOSALS.

     (a) The information set forth in the Offer to Exchange under "Summary Term Sheet" and "The Offer -- Purpose of the Offer" is incorporated herein by this reference.

     (b) The information set forth in the Offer to Exchange under "The Offer -- Acceptance of Options for Exchange and Issuance of New Options" and "The Offer -- Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer" is incorporated herein by this reference.

     (c) The information set forth in the Offer to Exchange under "The Offer -- Purpose of the Offer" is incorporated herein by this reference.

ITEM  7.     SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

     (a) The information set forth in the Offer to Exchange under "The Offer -- Source and Amount of Consideration; Terms of New Options" and "The Offer -- Fees and Expenses" is incorporated herein by this reference.

     (b)  Not  applicable.

     (d)  Not  applicable.

ITEM  8.     INTEREST  IN  SECURITIES  OF  THE  SUBJECT  COMPANY.

     (a) The information set forth in the Offer to Exchange under "The Offer -- Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" is incorporated herein by this reference.

     (b) The information set forth in the Offer to Exchange under "The Offer -- Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" is incorporated herein by this reference.

ITEM  9.     PERSONS/ASSETS,  RETAINED,  EMPLOYED,  COMPENSATED  OR  USED.

     (a)  Not  applicable.

ITEM  10.     FINANCIAL  STATEMENTS.

     (a) The information set forth in Schedule B to the Offer to Exchange under the captions "The Offer -- Information Concerning Lantronix" and "The Offer -- Additional Information", and in the Company's (i) Annual Report on Form 10-K for its fiscal year ended June 30, 2002, filed with the Securities and Exchange Commission on October 8, 2002, and (ii) Quarterly Report on Form 10-Q for its quarter ended September 30, 2002, filed with the Securities and Exchange Commission on November 14, 2002, which contain Lantronix's financial statements, is incorporated herein by this reference. A copy of the Annual Report on Form 10-K and the Quarterly Report on Form 10-Q have been made available to all potential participants of this Offer. Further, the Annual Report on Form 10-K and the Quarterly Report on Form 10-Q can be accessed electronically on the Securities and Exchange Commission's website at www.sec.gov.

     (b)  Not  applicable.

ITEM  11.     ADDITIONAL  INFORMATION.

     (a) The information set forth in the Offer to Exchange under "The Offer -- Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" and "The Offer -- Legal Matters; Regulatory Approvals" is incorporated herein by this reference.

ITEM  12.     EXHIBITS.

   (a) (1)      Offer to Exchange, dated December 19, 2002.

       (2) Letter from Marc Nussbaum, Interim Chief Executive Officer, dated December 19, 2002.

       (3)      Election Form.

       (4)      Withdrawal Form.

       (5)      Form of Promise to Grant Stock Option.

       (6)      Form of Confirmation of Receipt of Election Form.

       (7)      Form of Confirmation of Receipt of Notice to Withdraw From the
                Offer.

       (8)      Power  Point  Presentation:  Lantronix  2003  Stock  Option
                Exchange  Program

  (b)  Not  applicable.

  (d)  (1)      Lantronix, Inc. 2000 Stock Plan.

       (2) Lantronix, Inc. 1994 Non Statutory Option Plan and form of stock option agreement for use thereunder.

       (3) Lantronix, Inc. 1993 Incentive Stock Option Plan and form of stock option agreement for use thereunder.

       (4)      Lightwave Communications, Inc. 2001 Stock Plan.

       (5)      Premise Systems, Inc. 2001 Stock Option Plan.

  (g)  Not  applicable.

  (h)  Not  applicable.

ITEM  13.     INFORMATION  REQUIRED  BY  SCHEDULE  13E-3.

  (a)  Not  applicable.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            LANTRONIX, INC.


                                            /S/ MARC NUSSBAUM
                                            __________________________________
                                            (Signature)

                                            Interim Chief Executive Officer

                                            December 19, 2002

                                INDEX TO EXHIBITS

EXHIBIT         DESCRIPTION
NUMBER
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  (a)  (1)      Offer to Exchange, dated December 19, 2002.

       (2) Letter from Marc Nussbaum, Interim Chief Executive Officer, dated December 19, 2002.

       (3)      Election Form.

       (4)      Withdrawal Form.

       (5)      Form of Promise to Grant Stock Option.

       (6)      Form of Confirmation of Receipt of Election Form.

       (7)      Form of Confirmation of Receipt of Notice to Withdraw From the
                Offer.

       (8)      Power  Point  Presentation:  Lantronix  2003  Stock  Option
                Exchange  Program


  (d)  (1)      Lantronix, Inc. 2000 Stock Plan.

       (2) Lantronix, Inc. 1994 Non Statutory Option Plan and form of stock option agreement for use thereunder.

       (3) Lantronix, Inc. 1993 Incentive Stock Option Plan and form of stock option agreement for use thereunder.

       (4)      Lightwave Communications, Inc. 2001 Stock Plan.

       (5)      Premise Systems, Inc. 2001 Stock Option Plan.